

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Guofu Zhang
Chief Financial Officer
Tianli Agritech, Inc.
Suite F, 23rd Floor, Building B, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010

>    **Re:    Tianli Agritech, Inc.**
>    **Form 10-K for the Year Ended December 31, 2012**
>    **Filed March 14, 2013**
>    **File No. 001-34799**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies, page 51

1. Please file an amended Form 10-K for the year ended December 31, 2012 to include a discussion of critical accounting policies within Management's Discussion and Analysis. This disclosure should supplement, not duplicate, the description of accounting policies in the notes to the financial statements as well as provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Refer to the disclosure requirements of FR-72.

Item 9A. Controls and Procedures, page 5

2.  Please reperform your assessments of internal control over financial reporting and disclosure controls and procedures as of December 31, 2012 to consider in such assessment the exclusion of the required discussion of Critical Accounting Policies from your Form 10-K for the year ended December 31, 2012.  If you continue to believe the assessments should remain "effective," please provide support for your conclusion in your response.

Exhibits, Financial Statement Schedules, page 67

3.  Based on a review of your prior filings and your disclosure in this filing, it appears that your exhibit index does not include all of the exhibits required by Item 601 of Regulation S-K.  Please revise your exhibit index to include all such exhibits.  Please note that previously filed exhibits may be incorporated by reference from the prior year's Form 10-K or another appropriate document.  Refer to Question 146.02 of Regulation S-K Compliance & Disclosure Interpretations, available on our website.

Report of Independent Registered Public Accounting Firm, page F-1

4.  Please file an amended Form 10-K to include a properly signed opinion for the year ended December 31, 2012.  The current opinion of RBSM, LLP does not include a location as required by Article 2 of Regulation S-X.

5.  Please file an amended Form 10-K to include a properly signed opinion for the year ended December 31, 2011.  The current opinion of Sherb &Co, LLP does not include a location as required by Article 2 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with questions regarding comments on legal matters.  Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief